FIRST NORTHWEST BANCORP

105 West 8th Street
Port Angeles, Washington 98362

June 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:      First Northwest Bancorp

Registration Statement on Form S-4 (File No. 333-256438)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, First Northwest Bancorp, a Washington corporation (the “Company”), respectfully requests that the effective time of the above-referenced Registration Statement on Form S-4 filed by the Company be accelerated to 12:00 noon Eastern Time on June 4, 2021, or as soon thereafter as practicable.

Sincerely, FIRST NORTHWEST BANCORP By: /s/ Matthew P. Deines Name: Matthew P. Deines Title: President and Chief Executive Officer